UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Exit Filing)*

ALBERTA STAR DEVELOPMENT CORP.
(Name of Issuer)

COMMON SHARES
(Title of Class of Securities)

013060
(CUSIP Number)

September 30, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐

Rule 13d-1(b)

☒

Rule 13d-1(c)

☐

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

CUSIP No. 013060

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Goodman & Company, Investment Counsel Ltd., One Adelaide Street East, 29th Floor, Toronto, Ontario, Canada, M5C 2V9

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Toronto, Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,187,400 common shares + 1,665,850 warrants

	6	SHARED VOTING POWER
Nil

	7	SOLE DISPOSITIVE POWER
3,187,400 common shares + 1,665,850 warrants

	8	SHARED DISPOSITIVE POWER
Nil

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,187,400 common shares + 1,665,850 warrants are held within mutual funds or other client accounts managed by Goodman & Company, Investment Counsel Ltd. acting as Investment Counsel and Portfolio Manager.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.62% partially diluted

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

 Page 2 of 5 pages

Item 1.

(a)

Name of Issuer Alberta Star Development Corp.

Item 1.

(b)

Address of Issuer's Principal Executive Offices 200 – 675 West Hastings Street, Vancouver, British Columbia V6B 1N2

Item 2.

(a)

Name of Person Filing Goodman & Company, Investment Counsel Ltd.

Item 2.

(b)

Address of Principal Business Office or, if none, Residence One Adelaide Street East, 29th Floor, Toronto, Ontario, Canada, M5C 2V9

Item 2.

(c)

Citizenship Canadian

Item 2.

(d)

Title of Class of Securities Common Shares

Item 2.

(e)

CUSIP Number Not Applicable

Item 3.

If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)

☐

Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)

☐

Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)

☐

Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)

☐

Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)

☐

An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)

☐

An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)

☐

A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)

☐

A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)

☐

A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)

☐

Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CANADIAN INVESTMENT COUNSELLING FIRM

 Page 3 of 5 pages

Item 4.

Ownership.

(a)

Amount beneficially owned: 3,187,400 common shares + 1,665,850 warrants

(b)

Percent of class: 4.62% partially diluted

(c)

Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote 3,187,400 common shares + 1,665,850 warrants

(ii)

Shared power to vote or to direct the vote Nil

(iii)

Sole power to dispose or to direct the disposition of 3,187,400 common shares + 1,665,850 warrants

(iv)

Shared power to dispose or to direct the disposition of Nil

Item 5.

Ownership of Five Percent or Less of a Class

Goodman & Company, Investment Counsel Ltd. has disposed of 3,187,400 common shares and 1,666,650 purchase warrants, which were exercised into common shares on May 7, 2007, of Alberta Star Development Corp. and has ceased being a beneficial owner of more than five percent of the class of securities held as of the date hereof.

Item 6.

Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.

Identification and Classification of Members of the Group

Not applicable.

Item 9.

Notice of Dissolution of Group

Not applicable.

Item 10.

Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

 Page 4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 10, 2007
Date

"Robert Cohen"
Signature

Robert Cohen Vice-President and Portfolio Manager
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

 Page 5 of 5 pages